

August 13, 2013

<u>Via E-mail</u>
Mark Widmar
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

> **Re:** **First Solar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-33156**

Dear Mr. Widmar:

We have reviewed your response dated July 24, 2013 and related filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Consolidated Financial Statements

Note 1. First Solar and Its Business, page 79

1. We reference your response to prior comment 2 and the general discussion of the errors in Note 1 to the consolidated financial statements in your Form 10-K. Considering the quantitative significance of the errors to your GAAP net losses for fiscal years 2011 and 2012, in future filings please disclose the amount and a clear description of each individual error similar to the first paragraph of your response. Briefly disclose the

qualitative factors you considered in concluding that the errors were not material to your financial statements.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief